News Release

Brookfield Asset Management announces:
•	Renewed normal course issuer bid,
•	3 for 2 share split, and
•	Dividend increased by 50%

TORONTO, April 4, 2006 - Brookfield Asset Management Inc. (NYSE / TSX: BAM) today announced the following corporate actions:

Renewed Normal Course Issuer Bid

Brookfield has received approval from the Toronto Stock Exchange for its proposed normal course issuer bid to purchase up to 20,800,000 Class A Limited Voting Shares (“Common Shares”), representing approximately 10% of the public float of the company’s outstanding Common Shares. Purchases pursuant to the bid will be made through the facilities of the Toronto Stock Exchange and the New York Stock Exchange. The period of the normal course issuer bid will extend from April 21, 2006 to April 20, 2007, or an earlier date should Brookfield complete its purchases. Brookfield will pay the market price at the time of acquisition for any Common Shares purchased through the facilities of the Exchanges. All Common Shares acquired by Brookfield under this bid will be cancelled. As at March 30, 2006 the number of Common shares issued and outstanding totalled approximately 257 million, of which the public float is approximately 208 million.

Since the commencement of its current normal course issuer bid on April 21, 2005, which expires on April 20, 2006, Brookfield has purchased 3,647,912 Common Shares, including the Common Shares purchased pursuant to its special issuer bid that closed on November 9, 2005.

Brookfield is renewing its normal course issuer bid because it believes that, from time to time, the market price of its Common Shares may not fully reflect the underlying value of its business and its future business prospects. The company believes that, in such circumstances, the outstanding Common Shares represent an attractive investment for Brookfield, since a portion of the company’s excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the issuer bid.

Three for Two Stock Split

On April 3, 2006, the Board of Directors approved a three-for-two stock split of the company’s outstanding Common Shares. The split will be implemented by way of a stock dividend whereby shareholders will receive one-half of a Brookfield Common Share for each Common Share held (i.e. one additional share for every two shares held). Fractional shares will be paid in cash at the prevailing market price. The stock dividend will be payable on or about April 27, 2006 to shareholders of record at the close of business on April 19, 2006.

Brookfield is undertaking the stock split to ensure the shares remain accessible to individual shareholders and to improve the liquidity of the shares. The split will have no unfavourable tax consequences in Canada or the United States, and will not dilute shareholders’ equity.

The number of shares subject to the normal course issuer bid will be adjusted upwards to reflect the stock split.

Dividend Increased by 50%

The Board of Directors also declared a 50% increase in the previously declared quarterly Common Share dividend payable May 31, 2006 to shareholders of record on May 1, 2006. On a post-split basis, the dividend will be maintained at the current US$0.16 per share on quarterly basis. After reflecting the stock split, shareholders will receive a 50% increased dividend.

The increased dividend is reflective of the substantial increase in the company’s operating cash flows over the past number of years.

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Brookfield Asset Management Inc. is an asset management company. Focussed on property, power and infrastructure assets, the company has approximately $50 billion of assets under management and is co-listed on the New York and Toronto stock exchanges under the symbol BAM.

For more information, please visit our web site at www.Brookfield.com or contact:

Katherine C. Vyse SVP, Investor Relations and Communications Tel: 416-369-8246 e-mail: kvyse@Brookfield.com

Note: This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The words “believes”, “expect”, “will”, “can” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Although Brookfield Asset Management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest rates; availability of equity and debt financing; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise